Felicitas Income Fund

c/o UMB Fund Services, Inc.

235 West Galena Street

Milwaukee, WI 53212

(414) 299-2000

July 23, 2026

VIA EDGAR

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	Felicitas Income Fund (the “Registrant”); 1940 Act File Number 811-24169
Request for Withdrawal of Registration Statement Filed on Form N-2 (1933 Act File Number 333-294556).

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), the Registrant respectfully requests withdrawal of the Fund’s Registration Statement filed via EDGAR on Form N-2 on March 24, 2026 (Accession No. 0001213900-26-033293), together with all exhibits thereto, (the “Registration Statement”).

The Registration Statement was properly filed under both the Investment Company Act of 1940 (the “1940 Act”) and the 1933 Act, however, the Registrant no longer intends to pursue registration under the 1933 Act. Consequently, the Fund expects to file a registration statement via EDGAR on Form N-2 under the 1940 Act. The Registrant confirms that no securities have been sold in connection with the offering contemplated by the Registration Statement.

Pursuant to the foregoing, the Fund hereby respectfully requests that the withdrawal of the Registration Statement be effective as of the date hereof or as soon as practicable thereafter. Pursuant to paragraph (b) of Rule 477 of the 1933 Act we understand that this request for withdrawal will be deemed granted as of the date of the filing of this letter unless we are otherwise notified within 15 calendar days of the filing of this letter.

Should you have any questions regarding this filing, please contact Stacie L. Lamb of Faegre Drinker Biddle & Reath LLP at 312-569-1146.

Sincerely,

/s/ Bonar Chhay
Bonar Chhay
President